Exhibit 99.1

Green River Processing, LLC

Financial Statements
As of and for the Six Months Ended December 31, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors of QEP Midstream Partners GP, LLC and the Partners of QEP Midstream Partners, LP:

In our opinion, the accompanying balance sheet and the related statements of operations, equity, and cash flows present fairly, in all material respects, the financial position of Green River Processing, LLC at December 31, 2014, and the results of its operations and its cash flows for the six months ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Houston, Texas
March 9, 2015

GREEN RIVER PROCESSING, LLC
STATEMENT OF OPERATIONS

Six Months Ended December 31,
2014
(in millions)
REVENUE
NGL sales	$34.5
Processing (fee-based) revenue	18.2
Total Revenue	52.7
OPERATING EXPENSES
Processing expense	15.9
Transportation and fractionation costs	2.6
General and administrative	3.6
Taxes other than income taxes	0.7
Depreciation and amortization	3.8
Total Operating Expenses	26.6
NET INCOME	$26.1

See notes accompanying the financial statements.

GREEN RIVER PROCESSING, LLC
BALANCE SHEET

December 31, 2014
(in millions)
ASSETS
Current assets
Cash and cash equivalents	$6.3
Accounts receivable, net	9.5
Accounts receivable from affiliate	11.3
Other current assets	0.3
Total current assets	27.4
Property, plant and equipment, net	277.5
Total assets	$304.9

LIABILITIES
Current liabilities
Accounts payable	$10.2
Accounts payable to affiliate	9.9
Total current liabilities	20.1
Asset retirement obligation	5.0
Commitments and contingencies (see Note 6)

EQUITY
Owners’ net investment	279.8
Total net equity	279.8
Total liabilities and equity	$304.9

See notes accompanying the financial statements.

GREEN RIVER PROCESSING, LLC
STATEMENT OF CASH FLOWS

Six Months Ended December 31,
2014
(in millions)
OPERATING ACTIVITIES
Net income	$26.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3.8
Changes in operating assets and liabilities:
Accounts receivable	(20.8)
Accounts payable and accrued expenses	19.0
Other	(0.3)
Net cash provided by operating activities	27.8

INVESTING ACTIVITIES
Property, plant and equipment	(6.8)
Net cash used in investing activities	(6.8)

FINANCING ACTIVITIES
Other capital contributions	8.4
Distributions to owners	(23.1)
Net cash used in financing activities	(14.7)
Change in cash and cash equivalents	6.3

Beginning cash and cash equivalents	—
Ending cash and cash equivalents	$6.3

Supplemental Disclosures:
Non-cash investing activities
Change in capital expenditure accrual balance	$1.1

See notes accompanying the financial statements.

GREEN RIVER PROCESSING, LLC
STATEMENT OF EQUITY

Total Net Equity
(in millions)
Balance at July 1, 2014	$—
Contribution of net assets	268.4
Contributions from owners	8.4
Distributions to owners	(23.1)
Net income	26.1
Balance at December 31, 2014	$279.8

See notes accompanying the financial statements.

GREEN RIVER PROCESSING, LLC
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Note 1—Description of Business and Basis of Presentation

Green River Processing, LLC (“Green River Processing” or the “Company”) consists of the assets and operations of the Blacks Fork gas processing complex and the Emigrant Trail gas plant (the “Assets”), both of which are located in southwest Wyoming. The combined processing capacity of the Assets is 890 million cubic feet per day, or MMcf/d, of which 560 MMcf/d is cryogenic capacity and 330 MMcf/d is Joule-Thomson processing capacity. In addition, there is 15,000 barrels per day of natural gas liquids (“NGL”) fractionation capacity at the Blacks Fork complex.

Green River Processing is a Delaware limited liability company that was organized on February 6, 2014, and was initially wholly owned by QEP Field Services Company (“QEPFSC”). QEPFSC was a wholly owned subsidiary of QEP Resources, Inc. (“QEP”). On July 1, 2014, QEPFSC conveyed the Assets to Green River Processing (the “Contribution”) in connection with its sale of 40% of the membership interests in Green River Processing to QEP Midstream Partners, LP (“QEPM”).

On December 2, 2014, QEP’s midstream business was acquired by Tesoro Logistics LP (“TLLP”), including QEP Field Services, LLC (“QEPFS”). QEPFS owns 60% membership interest in Green River Processing and owns approximately 58% of general and limited partnership units of QEPM which owns the remaining 40% membership interest of Green River Processing.

Basis of Presentation
The financial statements were prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). All significant intercompany accounts and transactions have been eliminated in consolidation.

Transactions between Green River Processing and QEPFSC and QEPFS have been identified in the financial statements as transactions between affiliates. See Note 3 — Related Party Transactions, for additional information.

Note 2—Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements and notes in conformity with GAAP requires that management formulate estimates and assumptions that affect revenue, expenses, assets, liabilities and the disclosure of contingent assets and liabilities. Items subject to estimates and assumptions include the carrying amount of property, plant and equipment, valuation allowances for receivables, accrued liabilities, and accrued revenue and related receivables, among others. Although management believes these estimates are reasonable, actual results could differ from these estimates.

Revenue Recognition
Green River Processing provides processing services under fee-based and keep-whole contracts. Under fee-based arrangements, the Company receives a fee or fees for gas processing and NGL marketing services. The revenue earned from fee-based arrangements is tied directly to the volume of gas processed by the facilities or the volume of NGL sold and is not directly dependent on commodity prices. A portion of the fee-based agreements provide for minimum annual payments, which are recognized as revenue pursuant to the contract terms.

Under keep-whole arrangements, Green River Processing processes the natural gas for a customer and retains the resulting NGL. The extraction of NGL from natural gas during processing reduces the Btu content of the gas. As a result, Green River Processing must either purchase gas at market prices to return to producers or make a cash payment to the producers equal to the value of the Btu content removed by processing the gas. Effective December 2, 2014, Green River Processing entered into an agreement (the “Keep-Whole Commodity Agreement”) to mitigate the commodity price risk under these arrangements. See additional discussion for the Keep-Whole Commodity Agreement in Note 3.

Cash and Cash Equivalents
Green River Processing’s operations were funded by QEP and managed under QEP’s centralized cash management program prior to the Acquisition and are currently under TLLP’s cash management program. Cash equivalents consist principally of repurchase agreements with maturities of three months or less. The repurchase agreements are highly liquid investments in overnight securities made through the commercial-bank accounts that result in available funds by the next business day.

Accounts Receivable Trade
Green River Processing’s receivables consist primarily of third-party and affiliate invoices. Management routinely assesses the recoverability of all material trade and other receivables to determine their collectability. Green River Processing’s allowance for bad-debt expense was not material as of December 31, 2014.

GREEN RIVER PROCESSING, LLC
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Property, Plant and Equipment
Property, plant and equipment primarily consists of processing and fractionation facilities and are stated at the lower of historical cost, less accumulated depreciation or fair value. Construction-related direct labor and material costs are capitalized. Maintenance and repair costs are expensed as incurred, except substantial compression overhaul costs that are capitalized and depreciated. Assets placed into service are depreciated, on a straight-line-basis, over the estimated useful life of the asset.

Impairment of Long-lived Assets
We evaluate whether long-lived assets have been impaired and determine if the carrying amount of the assets may not be recoverable. Impairment is indicated when a triggering event occurs and/or the estimated fair value of an evaluated asset is less than the asset’s carrying value. If impairment is indicated, the asset would be reduced to the estimated fair value. There were no long-lived asset impairments during the six months ended December 31, 2014.

Asset Retirement Obligations
Asset retirement obligations (“ARO”) associated with the retirement of tangible long-lived assets are recognized as liabilities with an increase to the carrying amounts of the related long-lived assets in the period incurred. The cost of the tangible asset, including the asset retirement costs, is depreciated over the useful life of the asset. ARO are recorded at estimated fair value, measured by reference to the expected future cash outflows required to satisfy the retirement obligations discounted at our credit-adjusted, risk-free interest rate. Accretion expense is recognized over time as the discounted liabilities are accreted to their expected settlement value. If estimated future costs of ARO change, an adjustment is recorded to both the ARO and the long-lived asset. Revisions to estimated ARO can result from changes in retirement cost estimates, revisions to estimated inflation rates and changes in the estimated timing of abandonment.

Litigation and Other Contingencies
In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. Management regularly reviews contingencies to determine the adequacy of its accruals and related disclosures. The amount of ultimate loss may differ from these estimates. See Note 6 — Commitments and Contingencies, for additional information.

Green River Processing accrues losses associated with environmental obligations when such losses are probable and can be reasonably estimated. Accruals for estimated environmental losses are recognized no later than at the time the remediation feasibility study, or the evaluation of response options, is complete. These accruals are adjusted as additional information becomes available or as circumstances change. Future environmental expenditures are not discounted to their present value. Recoveries of environmental costs from other parties are recorded separately as assets at their undiscounted value when receipt of such recoveries is probable.

Credit Risk
Exposure to credit risk may be affected by the concentration of customers due to changes in economic or other conditions. Customers include individuals and commercial and industrial enterprises that may react differently to changing conditions. Management believes that its credit-review procedures, loss reserves, customer deposits and collection procedures have adequately provided for usual and customary credit-related losses.

The customers accounting for 10% or more of Green River Processing’s revenue for the six months ended December 31, 2014 are as follows:

Six Months Ended December 31,
2014
(in millions)
QEP	$17.4
Silver Eagle Refining	8.7
Big West Oil LLC	7.8
Chevron Corporation	5.4

Green River Processing’s principal customers are QEP, Silver Eagle Refining, Big West Oil LLC and Chevron Corporation. Except for these customers, no other single customer accounted for greater than 10% of revenue during the six months ended December 31, 2014. Management believes that the risk of loss of a large customer is remote.

GREEN RIVER PROCESSING, LLC
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Fair Value Measurements
We did not have any assets or liabilities accounted for at fair value on a recurring basis as of December 31, 2014. We believe the carrying value of our current assets and liabilities approximate fair value.

The initial measurement of ARO at fair value is calculated using discontinued cash flow techniques and based on internal estimates of future retirement costs associated with property, plant and equipment. Significant Level 3 inputs are used in the calculation of ARO and include retirement costs and asset lives. A reconciliation of our ARO is presented in Note 5—Asset Retirement Obligations.

Recent Accounting Developments
In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which broadened the reporting of discontinued operations to a component of an entity that has operations and cash flows that can be clearly distinguished from the rest of the entity. Under this guidance, to be a discontinued operation, a component or group of components must represent a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The amendments are effective prospectively for reporting periods beginning on or after December 15, 2014 and early adoption is permitted. The ASU currently has no impact on the Company’s financial statements as no divestitures have occurred.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which seeks to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. The amendments are effective prospectively for reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is currently assessing the impact of this standard on the Company’s financial statements.

In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements-Going Concern (Topic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This guidance provides additional information to guide management’s evaluation of whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The update is effective for annual periods beginning on or after December 15, 2016. The Company is currently evaluating the impact of this standard on its financial statements.

In November 2014, the FASB issued ASU No. 2014-17, Business Combinations (Topic 805): Pushdown Accounting. The guidance provides an acquired entity with an option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If pushdown accounting is not applied in the reporting period in which the change-in-control event occurs, an acquired entity will have the option to elect to apply pushdown accounting in a subsequent reporting period. If pushdown accounting is applied, that election is irrevocable. The Securities and Exchange Commission responded by rescinding its guidance on pushdown accounting, which had required registrants to apply pushdown accounting in certain circumstances.  With regard to the Acquisition, TLLP elected not to apply pushdown accounting to Green River Processing.

Note 3—Related Party Transactions

Green River Processing is a wholly owned subsidiary of QEPFS, which is a wholly owned subsidiary of TLLP. Prior to the Acquisition, QEPFSC was a wholly owned subsidiary of QEP. Transactions with QEP for the period from July 1, 2014, through December 1, 2014, were considered related party. Transactions with TLLP for the period from December 2, 2014, through December 31, 2014, are considered related party. Lastly, transactions with QEPFSC and QEPFS for the six months ended December 31, 2014, are considered related party.

Centralized Cash Management
Green River Processing’s operations were funded by QEP and managed under QEP’s centralized cash management program prior to the Acquisition and are currently under TLLP’s cash management program. Sales and purchases related to third-party transactions were settled in cash but were received or paid by QEP within the centralized cash management system for the period from July 1, 2014, through December 1, 2014, or by TLLP for the period from December 2, 2014, through December 31, 2014.

Allocation of Costs
The employees supporting Green River Processing’s operations are employees of QEPFSC and QEP for the period from July 1, 2014, through December 1, 2014, or Tesoro Logistics GP, LLC (“TLGP”), the general parter of TLLP, for the period from December

GREEN RIVER PROCESSING, LLC
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

2, 2014, through December 31, 2014. The financial statements of Green River Processing include direct charges for operations and support of our assets and costs allocated by QEP, TLLP or TLGP. These allocated costs are reimbursed and relate to: (i) various business services, including, but not limited to, payroll, accounts payable and facilities management, (ii) various corporate services, including, but not limited to, legal, accounting, treasury, information technology and human resources and (iii) restructuring, compensation, share-based compensation, and other post-retirement costs.

Keep-Whole Commodity Fee Agreement
Effective December 2, 2014, following the completion of the Acquisition, Green River Processing entered into a five-year agreement with Tesoro Refining & Marketing Company LLC, a wholly-owned subsidiary of Tesoro Corporation (“TRMC”), which transfers Green River Processing’s commodity risk exposure associated with keep-whole processing agreements to TRMC (the “Keep-Whole Commodity Agreement”). Under a keep-whole agreement, a producer transfers title to the NGLs produced during gas processing, and the processor, in exchange, delivers to the producer natural gas with a BTU content equivalent to the NGLs removed. The operating margin for these contracts is determined by the spread between NGL sales prices and the price paid to purchase the replacement natural gas (“Shrink Gas”). Under the Keep-Whole Commodity Agreement with TRMC, TRMC pays Green River Processing a fee to process NGLs related to keep-whole agreements and delivers Shrink Gas to the producers on behalf of Green River Processing. Green River Processing pays TRMC a marketing fee in exchange for assuming the commodity risk.
Terms and pricing under this agreement are revised each year. The Keep-Whole Commodity Agreement minimizes the impact of commodity price movement during the annual period subsequent to renegotiation of terms and pricing each year. However, the annual fee we charge TRMC could be impacted as a result of any changes in the spread between NGL sales prices and the price of natural gas.
Green River Processing Annual General & Administrative Services Fee
As part of the Contribution, Green River Processing entered into the Limited Liability Company Agreement of Green River Processing, LLC (the “Operating Agreement”), which provided that Green River Processing pay QEPFSC an annual general and administrative services fee of $7.0 million. The rights and provisions of the Operating Agreement of Green River Processing, LLC were transferred from QEPFSC to QEPFS in connection with the Acquisition, and there were no changes to the annual fee.

The following table summarizes the other affiliate revenue (expense) transactions with QEP and Tesoro, TRMC, TLGP, TLLP or any of TLLP’s subsidiaries (“Tesoro Entities”):

	QEP	Tesoro Entities
	Period from July 1, 2014, through December 1, 2014	Period from December 2, 2014, through December 31, 2014
	(in millions)
Revenue from affiliate	$14.5	$4.5
General and administrative	(2.9)	(0.6)

Gas Conditioning Agreement
The Blacks Fork processing complex is party to a gas conditioning agreement (the “Gas Conditioning Agreement”) with QEPM whereby QEPM has agreed to make available to TLLP at the Blacks Fork processing complex natural gas volumes that it has gathered under certain “life-of-reserves” and long-term, natural gas gathering agreements with several producer customers. Pursuant to the terms of the Gas Conditioning Agreement, the Blacks Fork processing complex has been assigned QEPM’s conditioning and keep-whole processing rights detailed in the underlying gathering agreements.

Note 4—Property, Plant and Equipment

A summary of the historical cost of Green River Processing’s property, plant and equipment is as follows:

	Estimated useful lives	December 31, 2014
		(in millions)
Processing equipment	5 to 40 years	$315.9
General support equipment	3 to 30 years	0.4
Total property, plant and equipment		316.3
Accumulated depreciation		(38.8)
Total net property, plant and equipment		$277.5

Note 5—Asset Retirement Obligations

Green River Processing records AROs when there are legal obligations associated with the retirement of tangible long-lived assets. The fair values of such costs are estimated based on abandonment costs of similar assets and are depreciated over the life of the related assets. Revisions to the ARO liability may occur, amongst other things, due to changes in estimated abandonment costs and estimated settlement timing. The ARO liability is adjusted to present value each period through an accretion calculation using a credit-adjusted, risk-free interest rate of the Company.

The following is a reconciliation of the changes in the ARO for the periods specified below:

Asset Retirement Obligations
(in millions)
ARO liability at July 1, 2014	$—
Asset addition	4.8
Accretion	0.2
ARO liability at December 31, 2014	$5.0

GREEN RIVER PROCESSING, LLC
NOTES ACCOMPANYING THE FINANCIAL STATEMENTS

Note 6—Commitments and Contingencies

Commitments

Green River Processing has an annual commitment under its Operating Agreement with QEPFS. See additional discussion regarding the Operating Agreement in Note 3.

Contingencies

Green River Processing may be involved in various commercial and regulatory claims, litigation and other legal proceedings that arise in the ordinary course of our business. Management assesses these claims in an effort to determine the degree of probability and range of possible loss for potential accrual in our financial statements. In accordance with ASC 450, Contingencies, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the anticipated most likely outcome or the minimum amount within a range of possible outcomes. Because legal proceedings are inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about uncertain future events. When evaluating contingencies, management may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matter. As of the periods presented herein, Green River Processing has not recorded any litigation loss contingencies.